EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

March 6, 2017	NYSE-MKT: ASM TSX-V: ASM FSE: GV6

Avino Mourns Death of Founder and Former CEO Louis Wolfin

VANCOUVER - British Columbia mining and exploration icon Louis Wolfin, who founded Avino Silver & Gold Mines in 1968 and ran the company for over 30 years, died peacefully at his home on Friday, March 3. He was 85 years old.

Mr. Wolfin enjoyed an active, successful career in finance, exploration and mining and was highly respected in the industry. He began his career in Toronto in the early 1950s, working in the brokerage industry and learning from the ground up. He later moved to Vancouver to become an arbitrage trader and then a broker. In 1960 he purchased a seat on the Vancouver Stock Exchange and opened his own brokerage house. In the mid-1960s he helped fund a number of exploration companies and eventually opened Avino Silver in 1968, putting the Avino Silver Mine into production in 1974. The mine operated continuously for 27 years. He retired from the Company in 2003.

“Lou was a pioneer and a driving force in the Vancouver mining scene through the Sixties, Seventies and Eighties,” said Wolfin’s son David Wolfin who now serves as Avino’s President and CEO. “He built his business on close relationships, bringing together a rich network of friends and associates in Mexico, Canada and the United States. He will be missed by many, many people.”

In addition to Avino, Lou Wolfin also established Berkley Resources Ltd (now Berkley Renewables), Coral Gold Resources Ltd, Levon Resources Ltd, Cresval Capital Corp and Bralorne Gold Mines Ltd. Over the past 30 years, these companies have been responsible for a number of significant mineral discoveries in North America.

A memorial service for Mr. Wolfin will be held Tuesday, March 7 at the Har El Synagogue in West Vancouver beginning at 12:30 P.M.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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